Exhibit 99

RiT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF June 30, 2007

(UNAUDITED)

CONSOLIDATED BALANCE SHEETS

	June 30, 2007 (Unaudited) US$ (in thousands)	December 31, 2006 (Audited) US$ (in thousands)

Assets
Current Assets
Cash and cash equivalents	2,609	6,515
Trade receivables, net	3,616	4,485
Other current assets	322	474
Inventories	6,239	7,567
Total Current Assets	12,786	19,041

Assets held for severance benefits	1,950	1,919

Property and Equipment
Cost	3,321	2,942
Less - accumulated depreciation	2,330	2,141
	991	801

Total Assets	15,727	21,761

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,339	6,107
Other payables and accrued expenses	2,020	2,088
Total Current Liabilities	4,359	8,195

Long-term Liability
Liability in respect of employees' severance
benefits	2,510	2,398
Total Liabilities	6,869	10,593

Shareholders' Equity
Share capital *	389	388
Treasury stock	(27)	(27)
Additional paid-in capital	32,386	32,127
Accumulated deficit	(23,890)	(21,320)
Total Shareholders' Equity	8,858	11,168

Total Liabilities and Shareholders' Equity	15,727	21,761

*	Ordinary Shares –NIS 0.1 par value
Authorized shares: 39,979,770 as of June 30, 2007 and December 2006; issued and outstanding 14,694,574 and 14,658,573 as of June 30, 2007 and December 31, 2006, respectively (including 17,000 of which held by a subsidiary).
Deferred Shares – NIS 0.1 par value
Authorized shares: 20,230, issued and outstanding 17,030 shares as of June 30, 2007 and December 31, 2006.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	(Unaudited)		(Unaudited)
	2007 US$	2006 US$	2007 US$	2006 US$
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Sales	4,102	6,652	9,602	11,919
Cost of sales	2,239	3,754	5,269	6,621
Gross profit	1,863	2,898	4,333	5,298

Operating costs and expenses:
Research and development:
Research and development, gross	1,199	1,065	2,272	2,041
Less - royalty-bearing participation	49	0	110	0
Research and development, net	1,150	1,065	2,162	2,041

Sales and marketing	1,914	1,979	3,699	3,808

General and administrative	591	529	1,095	1,050

Total operating expenses	3,655	3,573	6,956	6,899

Operating Loss	(1,792)	(675)	(2,623)	(1,601)
Financial income, net	10	53	53	129

Net Loss	(1,782)	(622)	(2,570)	(1,472)

Basic net Loss per ordinary share	(0.12)	(0.04)	(0.18)	(0.10)

Diluted net Loss per ordinary share	(0.12)	(0.04)	(0.18)	(0.10)

Weighted average number of
ordinary shares, used to compute
basic net Loss per ordinary
share	14,670,643	14,632,989	14,658,918	14,618,055

Weighted average number of
ordinary shares, used to compute
diluted Loss per ordinary share	14,670,643	14,632,989	14,658,918	14,618,055

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) – UNAUDITED

	Share capital
	Deferred Shares	Ordinary Shares	Treasury Stock	Deferred Shares	Ordinary Shares	Treasury Stock	Additional paid-in Capital	Accumulated other Comprehensive Income (loss)	Accumulated deficit	Total
	Number of shares			US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Balance as of January 1, 2006	17,030	14,410,074	17,000	*	383	(27)	31,335	(39)	(19,598)	12,054

Changes during 2006
Exercise of options	-	231,499	-	-	5	-	292	-	-	297
Stock compensation expense	-	-	-	-	-	-	500	-	-	500

Net income for the year	-	-	-	-	-	-	-	-	(1,722)	(1,722)
Net unrealized change on available
for sale securities	-	-	-	-	-	-	-	39	-	39

Comprehensive income	-	-	-	-	-	-	-	-	-	(1,683)

	17,030	14,641,573	17,000	*	388	(27)	32,127	0	(21,320)	11,168

Balance as of December 31, 2006
Changes during 2007
Exercise of options		17,345		-	1	-	45			46

Stock compensation expense							214			214
Net loss for the period									(2,570)	(2,570)

Balance as of June 30, 2007 (unaudited)	17,030	14,658,918	17,000		389	(27)	32,386	-	(23,890)	8,858

* An amount less than US$ 1 thousand

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30, (Unaudited)
	2007	2006
	US$ (in thousands)	US$ (in thousands)

Cash flows from operating activities:
Net Loss for the year	(2,570)	(1,472)
Adjustments to reconcile net Loss to net cash Used in operating activities:
Allowance for doubtful accounts	(39)	9
Depreciation	189	131
Severance pay benefits, net	81	(13)
Stock compensation expense	214	126
Realized loss on marketable securities	0	39

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	908	(647)
Decrease (increase) in other current assets	152	(35)
Decrease in inventories	1,106	61
Increase (decrease) in accounts payable and accruals:
Trade	(3,768)	1,389
Other	(68)	(379)

Net cash Used in operating activities	(3,795)	(791)

Cash flows from investing activities:
Proceeds from sale of Marketing Securities	0	506
Purchase of property and equipment	(157)	(218)

Net cash provided by (used for) in investing activities	(157)	288

Cash flows from financing activities:
Proceeds from exercise of options	46	292

Net cash provided by financing activities	46	292

Decrease in cash and cash equivalents	(3,906)	(211)
Cash and cash equivalents at beginning of year	6,515	7,222

Cash and cash equivalents at end of the period	2,609	7,011

Non cash investing activities:
Changing the purpose of field trials systems from
Inventory to fixed assets	222	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. DOLLARS IN THOUSANDS

NOTE 1 – GENERAL

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. Although the Company believes that the disclosure presented herein is adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and footnotes included in the Company’s 2006 annual financial statements, which were filed as part of the Company’s annual report on Form 20-F for the year ended December 31, 2006.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these interim financial statements are identical to those applied in the preparation of the latest annual financial statements.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Accounting for Stock-based Compensation

At June 30, 2007, we had several employee compensation plans, which are more fully described on Form 20-F for the year ended December 31, 2006. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations as permitted by Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Effective January 1, 2006, we adopted the fair value recognition method detailed in SFAS 123R, Share-Based Payment using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

The fair value of each option grant is estimated on the date of grant using the Black and Scholes option pricing model using the following assumptions:

—	The current price of the share is the fair market value of such shares at the date of issuance.
—	Dividend yield of zero percent for all relevant periods.
—	Risk free interest rates are as follows:

For the period	Interest Rate (%)

January-June 2007	4.90
January-December 2006	4.80
January-December 2005	4.37

—	Expected lives of options range from 1 to 4 years (most of the options’ lives is 4 years as of the date of the grant) for each option granted.
—	Expected volatility of 77.8% for the period ended June 30, 2007 (79.0% and 85.6% for the years ended December 31, 2006 and 2005, respectively).

Most of our option awards are generally subject to graded vesting over a service period. In those cases, we recognize compensation cost on a straight-line basis over the requisite service period for the entire award.

With respect to non-employees, we apply the fair value-based method of accounting set forth in SFAS 123 and EITF Issue No. 96–18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services” to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees from the date in which the options are fully vested.

As a result of adopting SFAS 123R on January 1, 2006, our net loss for the period ended June 30, 2007 is higher, respectively, than if it had continued to account for share-based compensation under APB 25. We grant options at market value and therefore, under APB 25 there were no compensation expenses.

The adoption of this standard, could adversely affect our profitability in the future. In addition, if as a result of SFAS 123R we would stop or limit the use of stock options as an incentive and retention tool, it could have a negative effect on our ability to recruit and retain employees.

d.	Staff Accounting Bulletin No. 108

The Company’s previous accounting policy with respect to quantification of prior year misstatements was based on the rollover method. Accordingly, we assessed misstatements primarily from an income statement perspective. In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 addresses the process and diversity in practice of quantifying financial misstatements resulting in the potential build-up of improper amounts on the balance sheet. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. Adjustments made under this pronouncement are reflected in the opening balance of shareholders’ equity in the year of adoption. The SAB allows for the adjustment to be made through a cumulative effect transition. We adopted and applied SAB 108 a to the year ended December 31, 2006.

e.	FIN 48 – Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. At this point, the Company does not believe that the adoption of the provisions of FIN 48 will have a material impact on its consolidated financial position and results of operations.

f.	Recent Enacted Accounting Pronouncements

1.	SFAS 157 – Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes in current practice resulting from the application of the Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value remeasurement. The statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS 157 will have a material impact on its consolidated financial position and results of operations.

2.	SFAS 159 -The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

NOTE 3 – CASH AND CASH EQUILVALENTS

Cash and cash equivalents are comprised of:

	June 30	December 31
	2007	2006
	US$ (in thousands)	US$ (in thousands)

Cash and deposits (1)	2,609	6,515

(1)	The deposits are in US dollars and bearing an average annual interest of 4.9% per annum (2006 - 5.1% per annum).

NOTE 4 – INVENTORIES

Inventories consist of the following:

	June 30	December 31
	2007	2006
	US$ (in thousands)	US$ (in thousands)

Raw materials and subassemblies	1,967	2,510
Work in process	436	621
Finished products	3,836	4,436

	6,239	7,567

NOTE 5 – COMMITMENTS AND CONTINGENCIES

A.	Royalty Commitments

The Company is obligated to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) on revenues from product sales, where the research and development in respect of these products was undertaken with grants from the OCS.

The Company’s obligation to pay royalties is as follows:

Projects approved prior to January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amount of grants received.

Projects approved after January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amounts of grants received, plus interest at the LIBOR rate.

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100%-150% of the dollar-linked amounts of the grants received, plus interest at the LIBOR rate.

As of June 30, 2007, total grants received, net of royalties paid or accrued, amounted to approximately US$ 1,154 thousand.

Royalties payable to the OCS are classified as part of cost of sales.

B.	Lease Commitments

1.	Premises occupied by the Company and the US subsidiary are rented under various operating leases with related parties and others.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha’ayin expire in December 2009 and June 2008, respectively. The lease agreement for the premises in New Jersey is open-ended and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2007. The lease agreement for the representative office in Moscow expires in September 2007. Minimum future rental payments due under the above leases, at rates in effect on June 30, 2007, assuming no options are exercised, are as follows:

Periods ending June 30	US$ (in thousands)

2007	258
2008	451
2009	432
Thereafter	0

1,141

Parts of the lease agreements in Israel are secured by a bank guarantee in the amount of US$ 26 thousand.

Rental expenses amounted to US$ 310 thousand, US$ 574 thousand and US$ 543 thousand for the periods ended June 30, 2007, December 31, 2006 and December 31, 2005, respectively.

2.	The Company has entered into several operating leases in respect of motor vehicles since June 1998. These lease agreements expire on various dates from 2007 to 2010.

Minimum future lease payments due under the above leases on June 30, 2007, assuming no options are exercised, are as follows:

Periods ending June 30	US$ (in thousands)

2007	200
2008	300
2009	87
Thereafter	6

593

C.	Other Commitments

As of June 30, 2007, bank guarantees in the amount of US$ 47 thousand have been issued, mostly for customs duty on importation.

NOTE 6 – SALES

A.	Classification of sales by geographical destination:

The following table sets forth, for the periods indicated, our classification of sales by geographical destination:1

	For the six months ended June 30,
	2007	2006

United States	39%	26%
Europe	33%	64%
Israel	8%	6%
Asia Pacific	18%	1%

Rest of world	2%	3%

	100%	100%

(1)	Sales are attributed to geographical areas based on location of customers.

B.	Sales by major product lines:

The following table sets forth, for the periods indicated, our revenues by major products lines (in thousands):

	For the six months ended June 30,		% Change six months ended June 30, 2007 vs. 2006
	2007	2006

Entreprise Solutions	9,472	10,315	(8.2)%

Carrier Solutions	130	1,604	(91.9)%

	9,602	11,919	(19.4)%

MANAGEMENT DISCUSSION AND ANALYSIS OF
OPERATING RESULTS

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2007, AND NOTES THERETO TOGETHER WITH OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006. THIS “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.

BUSINESS OVERVIEW

Operations and Principal Activities

We are the innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks. The physical layer of a network is the part of the network which defines the physical means of sending data and voice over network devices, interfaces between network media (such as cables) and devices, and defines the optical, electrical and mechanical characteristics of the network. Our extended line of intelligent physical layer solutions addresses the needs and demands of enterprises and carriers in the rapidly evolving and changing communications networks markets.

Enterprise Solutions

More than a decade ago, we introduced the concept of Intelligent Physical Layer Management Solutions (IPLMS), which consists of our smart cabling system integrated with our real time management application, and today we are the leading player in the Intelligent Infrastructure market, which expands the IPLMS concept to additional infrastructure elements such as datacenter cabinets, power infrastructure and others. Our advanced products are designed to maximize the value of infrastructure and network investments through tools that enable effective planning and deployment, optimized daily operation and comprehensive visibility and control. The Company’s solutions also enhance network continuity and reduce network cost of ownership.

The increasing demand for network bandwidth and a variety of additional services in local area networks, or LANs, has led to a continuing evolution in requirements and standards for business continuity, high performance and maximal asset utilization.

Upon our inception, we responded to this need by developing structured cabling products, specifically our SMART Cabling SystemTM, an end-to-end network infrastructure solution, which provides the required end-to-end connectivity solutions for both copper and fiber. In 1999, we introduced our Category 6 cabling product line, CLASSix, which supports cutting-edge data communication protocols such as Gigabit Ethernet. It enables builders of new infrastructure to prepare for the increasing bandwidth requirements.

Building upon our foundation in structured cabling products, we developed and introduced PatchView, our intelligent infrastructure management solution. PatchView™ provides real-time connectivity information with respect to the data network’s connectivity infrastructure and significantly enhances the control, maintainability and visibility of the network, as well as reducing the total cost of ownership. In 1999, we introduced our PatchView for the Enterprise™ software (“PV4E”). PV4E leverages our unique ability to identify infrastructure connections in real-time and extends the capability to all network resources, from physical connectivity components to switches, servers, PCs and other hard and soft, active and passive, network components. In 2004, we launched PVMax™, a new hardware platform for PatchView. During the course of 2005, we introduced the Category 7 STP cabling solution, Versions 4 and 4.1 of the PV4E network management software and also a RiT private label version of a midspan Power over Ethernet solution. In 2006, we introduced our SMARTen 10GB cabling solution, our PV360 Management Dashboard application and additional features to the core PV4E product such as automated provisioning. In March 2007, we launched PV4E version 5.0, the 5th generation of PV4E. With Version 5.0 of the PV4E, we gave extended PV4E’s technology with additional features in the areas of automated provisioning and implementation, PDA-based field implementation support, physical layer security and integration. These features were designed to meet the evolving technology needs of customers as they cope with today’s most difficult IT challenges – particularly the mobile workforce, rapidly growing datacenters, distributed infrastructures and a provisioning workload.

Carrier Solutions

In the carrier field, our solutions enable reliable mass verification and qualification by telcos to reduce operational costs, increase customer satisfaction and increase revenues in order to compete with other access providers of infrastructure and databases, such as wireless providers. In 1996, we introduced PairViewTM, a comprehensive outside plant management and qualification system. The PairViewTM system enables telcos to achieve greater operational efficiencies by identifying, recording and testing of the connectivity routing of local loop pairs – the telephone lines, and updating the telcos’ database, leading to significant savings and better control over their wire line infrastructure.

In 2003, we introduced PairQ™, which addressed the requirements of the market of digital subscriber line, or DSL services, by enabling the transfer of high bandwidth communication on plain old telephony lines. Since not every telephone line can support these advanced services, telcos need to pre-qualify the line. The PairQ system enables accurate, easy, and fast mass DSL pre-qualification, which is an important component in large-scale DSL deployment. The system can also determine the possible supported bit rate packages for the telco to provide varying levels of service.

During 2004, we introduced PairView™ Pro, the first Local Loop Mass Verification system that can identify and map all the digital services (xDSL, ISDN, etc.) carried on a line based on the PairView™ system. The PairView™ Pro, like its predecessor, the PairView™, gathers information about the line’s telephone number, type, connectivity status, electrical characteristics, and routing, unintrusively from active and inactive pairs. The result is a reliable database, which becomes a platform for more accurate billing, efficient maintenance, and effective network management. In addition, PairViewPro provides a 30% increase (over its predecessors) in the scanning speed and an improved Graphical User Interface – all of which combine to provide carriers with higher technician efficiency and an even faster return on their investment.

In 2006, we introduced the PairView Sharp™, the fourth-generation of our PairView product, which enables a single technician to test and map a full 1,200 line cabinet in less than one hour – five times faster than the previous generation. In addition, PairView Sharp™ is the only tool available that works without interfering with active POTS or digital services, non-intrusively performing ANI tests on POTS and ADSL-over-POTS lines while identifying and mapping a broad variety of digital services (such as ISDN, ADLS, HDSL and PCM).

In addition, in 2006 we introduced the NGPair™ that is designed for next generation street cabinet migration and automatic Main Distribution Frame and Automatic Distribution Frame (MDF and ADF, respectively) installation. It operates only at the street cabinet and it enables an automatic and fast mapping of all lines in the street cabinet in less than one hour and without interfering with the service. The same activity when being performed manually typically takes two people to complete in one to two days. Using the NGPair, the cabinet migration process and the ADF installation process are performed fast, efficiently and without interfering and misconnecting customers. Furthermore, the NGPair™ system is modular and can be upgraded to perform all of the advanced and enhanced PairView verification capabilities.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Six months ended June 30, 2007	Six months ended June 30, 2006

Sales	100.0%	100.0%
Cost of sales	54.9%	55.5%

Gross margin	45.1%	44.5%

Operating cost and expenses:
Research and development, gross	23.7%	17.1%

Less - royalty-bearing participation	1.1%	0.0%

Research and development, net	22.6%	17.1%
Sales and marketing	38.5%	31.9%
General and administrative	11.4%	8.8%

Total operating expenses	72.5%	57.8%

Operating Loss	(27.4)%	(13.3)%
Financial income, net	0.6%	1.1%

Net Loss for the period	(26.8)%	(12.2)%

SIX MONTHS ENDED JUNE 30, 2007 COMPARED TO SIX MONTHS ENDED JUNE 30, 2006

Sales

Sales for the six months ended June 30, 2007 decreased by $2.3 million, or 19.4%, to $9.6 million from $11.9 million for the six months ended June 30, 2006, primarily due to a significant decrease in our carrier solutions revenues.

Cost of sales

The following table sets forth, for the periods indicated, our Cost of Sales by (In thousands):

	For the six months ended June 30,		% Change six months ended June 30, 2007 vs. 2006
	2007	2006

Cost of Sales	5,269	6,621	(20.	4)%

Cost of Sales consists primarily of materials, sub contractors expenses, warranty expenses, compensation costs attributable to employees, write-down of inventory and overhead expenses related to our manufacturing operations. Cost of sales was approximately $5.3 million in 2007 compared with $6.6 million in 2006. Cost of sales as a percentage of sales was 54.9% in 2007, compared with 55.5% in 2006. This decrease resulted mainly from higher portions of high margins products sold in the first six month of 2007 Our inventory write-down charge in 2007 was $0.2 million compared with $0.5 million in 2006.

Gross Margin.

Gross margin increased from 44.5% in 2006 to 45.1% in 2007, due primarily to a different mix of products (a higher level of products sold with high gross margin) ccompared with the mix of products sold in the first six months of 2006.

The following table sets forth, for the periods indicated, our operational expenses (in thousands):

	For the six months ended June 30,		% Change six months ended June 30, 2007 vs. 2006
	2007	2006

Research and development, net	2,162	2,041	5.9%
Sales and marketing	3,699	3,808	(2.9)%

General and administrative	1,095	1,050	4.3%
Total operating expenses	6,956	6,899	0.1%

Research and Development Expenses, Net – Research and Development Expenses, Net, for the six month ended June 30, 2007 increased by 6% to $2.2 million from $2.0 million for the six months ended June 30, 2006, mainly due to the increase in our investments in new products. During the six months ended June 30, 2007, we recognized $0.11 million of research and development grants from the OCS, whereas during the six months ended June 30, 2006, we did not recognize grants from the OCS.

Sales and Marketing expenses – Sales and Marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses. Sales and Marketing expenses for the six months ended June 30, 2007 amounted to $1.9 million compared with $2 million for the period ended June 30, 2006. This 3.3 % decrease was mainly due to a lower level of commissions paid on decreased sales.

General and Administrative Expenses – General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses. General and administrative expenses for the six months ended June 30, 2007 increased by 4.3% to $1.1 million from $1.05 million for the six months ended June 30, 2006.

Net Loss (Income). We had net loss of approximately $2.6 million in 2007, compared with a net loss of approximately $1.5 million in 2006. This increase is attributable primarily to the decrease in our revenues in the first six months of 2007 compare with the first six months of 2006.

Liquidity and Capital Resources

Since our initial public offering, we have met our financial requirements primarily through cash generated from operations, research and development and marketing grants from the Government of Israel, short-term bank borrowing and our sale of ordinary shares and warrants.

On July 26, 2004, we completed a private placement transaction in which we issued 5,064,129 of our ordinary shares at $1.40 per share, for aggregate proceeds (before expenses) of approximately $7.1 million. In connection with this transaction, we also issued warrants to purchase up to 1,266,032 of our ordinary shares. The warrants are exercisable through July 26, 2009 at an exercise price of $1.75 per ordinary share. As of June 30, 2007, warrants to purchase 150,001 ordinary shares were exercised. We have registered the resale of the ordinary shares (and the ordinary shares issuable upon exercise of the warrants) issued in the private placement pursuant to a registration statement on Form F-3 which was declared effective on November 22, 2004.

Capital expenditures were approximately $0.38 million in 2007, including a non-cash activity in amount of $0.22 million. This non-cash activity reflects systems used for demo in field trials, transferred from inventories to fix assets, (compared to $0.2 million during 2006). These expenditures were principally for machinery, computers and research and development equipment purchases. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. All of the above expenditures were paid from internally generated funds.

On June 30, 2007, we had cash and cash equivalents of approximately $2.6 million, compared with cash, cash equivalents and marketable securities of approximately $6.5 million, on December 30, 2006. This decrease is mainly due to he significant decrease in our sales and margins in 2007. We will need to generate increased revenues as well as manage our costs in order to maintain and/or increase our cash. We cannot assure you that we will be able to maintain and/or increase our cash and, as a result, we may need to raise additional financing to support our operations and our growth strategy.

In the beginning of 2007, we arranged for a line of credit from Bank Hapoalim in the amount of $2 million and, which will expire on January 31, 2008, unless extended with the consent of the bank, the interest rate for the use of such line of credit will be determined by the bank when we make a withdrawal. As of March 15, 2007, we did not have any outstanding amount under this line of credit. The availability of the line of credit is conditioned upon our compliance with the following financial requirements during the term of the line of credit: (1) a floating charge on all assets; (2) total shareholders’ equity will not be less than $3 million and not less than 35% of our total balance sheet assets; and (3) total working capital, calculated as trade receivables and inventory less accounts payable, will not be less than $3 million. Although we currently are in compliance, if we do not satisfy these conditions in full, Bank Hapoalim may refuse to grant us loans under the credit line or demand payment of any outstanding amount of the line of credit.

We believe that cash generated from operations and our cash, cash equivalents and time deposit balances will be sufficient to finance our operations and the projected expansion of our marketing and research and development activities during 2007. However, we cannot assure you that our actual cash requirements will not be greater than we currently expect. In addition, depending upon our future level of revenues and the strategies that we have adopted, we may need to raise additional debt or equity capital to meet our working capital needs in the future.

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel
Tel: +972-3-645-5151 Fax: +972-3-647-4115